January 26, 2009

VIA EDGAR
Jennifer Hardy, Legal Branch Chief
Division of Corporation Finance
Office of Manufacturing and Construction
U.S. Securities and Exchange Commission
Washington, D.C. 20549-7010

Re:       Charmed Homes Inc.
             Preliminary Information Statement on Schedule 14C
             Filed November 24, 2008
             File No. 0-53285

Dear Ms. Hardy:

     This letter has been prepared in response to your request for Charmed Homes Inc. (“Charmed” or the “Company”) to respond to the comments of the United States Securities and Exchange Commission (the “SEC” or the “Commission”) as memorialized in your December 4, 2008 letter to me (the “Comment Letter”) concerning the above-referenced Preliminary Information Statement on Schedule 14C (the “Schedule 14C”).

     Concurrently with the filing of this Response Letter, the Company is also filing Amendment No. 1 to the Schedule 14C (the “Amendment”), which Amendment incorporates, as appropriate, the responses of the Company contained herein.

General COMMENT 1:

Disclosure states that Charmed Homes has agreed to change its name to Iveda Corporation as part of the merger with IntelaSight, Inc., doing business as Iveda Solutions, and the amendment to Charmed Homes' articles of incorporation will accomplish this. We note that you also are affecting a reverse split to comply with the merger's terms. Since the name change and reverse split are being made in furtherance of and to facilitate the merger and since shareholders did not have an opportunity to vote on the merger, provide the information required by Item 14 of Schedule 14A. See Item 1 of Schedule 14C and Note A to Schedule 14A.

RESPONSE:	We have added the information required by Item 14 of Schedule 14A to the Amendment on pages 8 - 48.

Certain United States Federal Income Tax Consequences, page 6

COMMENT 2:

Delete the word "Certain" in the caption or heading and the word "certain" in the second paragraph's first sentence because the word certain may imply that you have not disclosed all material United States federal income tax consequences and that shareholders cannot rely on the disclosure. Similarly, delete the word "generally" in the second paragraph's first sentence for the same reason.

RESPONSE:	We have deleted the three requested words from the Amendment on pages 6-7.

Comment Response Letter	1/27/2009

Jennifer Hardy, Legal Branch Chief
Division of Corporate Finance

       In connection with our response to your inquiry, we acknowledge that:

  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

  staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

       Should you have any questions concerning this Response Letter, please contact me at (403) 831-2202.

Very truly yours,

Ian Quinn
President and CEO

cc:       Stephen R. Boatwright, Esq.
                            (via fax – 602-248-2822)
            Conrad C. Lysiak, Esq.
                            (via fax – 509-747-1770)

Comment Response Letter